UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Cott Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

22163N106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,419,055
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,419,055
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,419,055[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,419,055
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,419,055
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,419,055[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 528,545
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 528,545
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,545[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON PN

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 528,545
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 528,545
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 528,545[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,947,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,947,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,947,600[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.3%
14	TYPE OF REPORTING PERSON IN

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON GREGORY MONAHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON MARK BENADIBA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 100,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON MARIO PILOZZI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

1 See Item 5

CUSIP NO. 22163N106

1	NAME OF REPORTING PERSON CSABA REIDER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,966
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 176,966
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,966[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

1 See Item 5

CUSIP NO. 22163N106

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2 is hereby amended to add the following:

Pursuant to the Agreement described and defined in Item 4, the Issuer agreed to appoint Eric Rosenfeld, Mark Benadiba, Mario Pilozzi and Gregory Monahan to serve as directors of the Issuer’s Board.  Accordingly, Mr. Monahan is hereby added as a Reporting Person and as a member of the Section 13(d) group.  As a result of the Agreement and the other matters described in Item 6 below, Messrs. Benadiba, Pilozzi and Reider are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 1 to the Schedule 13D.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

(b)           The principal business address of Mr. Monahan is 825 Third Avenue, 40th Floor, New York, New York 10022.

(c)           The principal occupation of Mr. Monahan is serving as Senior Vice President of Crescendo Partners.

(d)           Mr. Monahan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Mr. Monahan has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Monahan is a citizen of the United States of America.

Item 4 is hereby amended to add the following:

On June 18, 2008, Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III, and Messrs. Rosenfeld, Benadiba, Pilozzi, Reider, and Monahan (collectively, the “Crescendo Parties”) entered into an agreement with the Issuer (the “Agreement”), a copy of which is attached hereto as Exhibit 99.1 and the provisions of which are incorporated herein by reference.  Pursuant to the terms of the Agreement, among other things, the Issuer agreed: (i) to appoint Messrs. Rosenfeld, Benadiba, Pilozzi and Monahan (collectively, the “New Directors”) to serve as directors of the Board, (ii) that three of the directors on the Issuer’s Board would tender their resignation from the Board effective upon the execution of the Agreement, (iii) to increase the size of the Board from ten to eleven directors, (iv) to appoint David Gibbons as Chairman of the Board, (v) to appoint Mr. Rosenfeld as lead independent director of the Board, (vi) to reconstitute the Board’s Search Committee formed in connection with the identification of a permanent Chief Executive Officer to be comprised of George Burnett, David Gibbons, Eric Rosenfeld and Mario Pilozzi, (vii) that the Search Committee shall undertake, direct, oversee, monitor and otherwise facilitate on an expedited basis consistent with their fiduciary duties the ongoing evaluation and identification to the Board of potential candidates for appointment as the permanent Chief Executive Officer of the Issuer and (viii) if a person, other than Mr. Reider, is appointed as Chief Executive Officer and a director of the Board, the Issuer shall cause a director that is not one of the New Directors to resign from the Board.

CUSIP NO. 22163N106

Pursuant to the terms of the Agreement, among other things, the Crescendo Parties agreed that if Mr. Reider is appointed as Chief Executive Officer and the Issuer wishes to appoint Mr. Reider as a director, the Crescendo Parties shall cause one of the New Directors to resign from the Board.

Item 5(a) is hereby amended to add the following:

Mr. Monahan does not directly own any Shares nor has he entered into any transactions in the Shares since the filing of the Schedule 13D.  Mr. Monahan as a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, is deemed to beneficially own the Shares beneficially owned by the other members of the Group.  Mr. Monahan disclaims beneficial ownership of the Shares owned in the aggregate by the other members of the Group.

Item 6 is hereby amended to add the following:

On June 18, 2008, Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III, and Messrs. Rosenfeld, Benadiba, Pilozzi, Reider, and Monahan entered into an Agreement with the Issuer, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

As of the date hereof, Mr. Reider has executed a Release (the “Reider Release”) in connection with the Reider Letter (defined and described in Item 4 of the Schedule 13D filed on May 23, 2008 and incorporated herein by reference).  Pursuant to the Reider Release, Mr. Reider agreed to release Crescendo Partners and its affiliates, including their respective principals, directors, managers, officers, employees and agents and representatives from any and all obligations or claims relating to or arising out of the Reider Letter, including, without limitation, any related understandings, negotiations and discussions, whether oral or written, but specifically excluding any obligation to reimburse reasonable out-of-pocket expenses (legal or phone) that Mr. Reider may have incurred in connection with the Reider Letter, the Joint Filing Agreement or the Agreement.

As of the date hereof, Mr. Benadiba has executed a Release (the “Benadiba Release”) in connection with the Benadiba Letter (defined and described in Item 4 of the Schedule 13D filed on May 23, 2008 and incorporated herein by reference).  Pursuant to the Benadiba Release, Mr. Benadiba agreed to release Crescendo Partners and its affiliates, including their respective principals, directors, managers, officers, employees and agents and representatives from any and all obligations or claims relating to or arising out of the Benadiba Letter, including, without limitation, any related understandings, negotiations and discussions, whether oral or written, but specifically excluding any obligation to reimburse reasonable out-of-pocket expenses (legal or phone) that Mr. Benadiba may have incurred in connection with the Benadiba Letter, the Joint Filing Agreement or the Agreement.

CUSIP NO. 22163N106

On June 20, 2008, Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III, and Messrs. Rosenfeld and Monahan (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 1 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 7 is hereby amended to include the following exhibits:

Exhibit 99.1	Agreement dated June 18, 2008.

Exhibit 99.2	Joint Filing Agreement by and among Crescendo Partners II, Crescendo Investments II, Crescendo Partners III, Crescendo Investments III, and Messrs. Rosenfeld and Monahan, dated June 20, 2008.

CUSIP NO. 22163N106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2008	CRESCENDO PARTNERS II, L.P., SERIES I

	By:	Crescendo Investments II, LLC
General Partner

	By:	/s/ Eric Rosenfeld
Name: Eric Rosenfeld
Title: Managing Member

CRESCENDO INVESTMENTS II, LLC

	By:	/s/ Eric Rosenfeld
Name: Eric Rosenfeld
Title: Managing Member

CRESCENDO PARTNERS III, L.P.

	By:	Crescendo Investments III, LLC
General Partner

	By:	/s/ Eric Rosenfeld
Name: Eric Rosenfeld
Title: Managing Member

CRESCENDO INVESTMENTS III, LLC

	By:	/s/ Eric Rosenfeld
Name: Eric Rosenfeld
Title: Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD

/s/ Gregory Monahan
GREGORY MONAHAN

/s/ Mark Benadiba
MARK BENADIBA

CUSIP NO. 22163N106

/s/ Mario Pilozzi
MARIO PILOZZI

/s/ Csaba Reider
CSABA REIDER